 51-102F3
MATERIAL CHANGE REPORT

Item 1  Name and Address of Company

RepliCel Life Sciences Inc. (“RepliCel” or the “Company”)
900 – 570 Granville Street
Vancouver, BC  V6C 3P1

Item 2  Date of Material Change

June 19, 2020

Item 3  News Release

The news release dated June 19, 2020 was disseminated through Stockwatch and Market News.

Item 4  Summary of Material Change

The Company announced a non-brokered private placement financing (the “Offering”) of a minimum of 5,555,555 and up to 22,222,222 units (each, a “Unit”) at a price of $0.18 per Unit for gross proceeds of a minimum of $1,000,000 and up to $4,000,000.  Each Unit consists of one common share of the Company (each, a “Share”) and one-half of one share purchase warrant (each whole warrant, a “Warrant”). One Warrant entitles the holder thereof to purchase one additional Share of the Company at a price of $0.36 per Share for a period of three years from closing of the Offering, subject to an acceleration provision such that in the event that the Shares have a closing price on the TSX Venture Exchange (the “Exchange”) of greater than $0.45 per Share for a period of 10 consecutive trading days at any time after four months and one day from the closing of the Offering, RepliCel may accelerate the expiry date of the Warrants by giving notice to the holders thereof and, in such case, the Warrants will expire on the 30th day after the date on which such notice is given to the holder.  Insiders may participate in the Offering.

Finders’ fees may be payable in connection with the Offering in accordance with the policies of the Exchange.

All securities issued in connection with the Offering will be subject to a statutory hold period expiring four months and one day after closing of the Offering. Completion of the Offering is subject to the approval of the Exchange. Any participation by insiders in the Offering will constitute a related party transaction under Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions (“MI 61-101”) but is expected to be exempt from the formal valuation and minority shareholder approval requirements of MI 61-101.

The aggregate gross proceeds from the sale of the Offering will be used for general working capital.

None of the securities sold in connection with the Offering will be registered under the United States Securities Act of 1933, as amended, and no such securities may be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Item 5  Full Description of Material Change

5.1         Full Description of Material Change

A full description of the material change is described in Item 4 above and in the attached News Release which was filed on SEDAR.

5.2        Disclosure for Restructuring Transactions

N/A

Item 6  Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7  Omitted Information

None

Item 8  Executive Officer

Contact: Lee Buckler, CEO and President
Telephone: 604.248.8693

Item 9  Date of Report

June 22, 2020

RepliCel Announces Non-brokered Private Placement

Not for distribution to U.S. Newswire Services or for dissemination in the United States.

VANCOUVER, BC, CANADA – June 19, 2020 – RepliCel Life Sciences Inc. (OTCQB: REPCF) (TSXV: RP) (FRA:P6P2) (“RepliCel” or the “Company”), a company developing next-generation technologies in aesthetics and orthopedics, is pleased to announce a non-brokered private placement financing (the “Offering”) of a minimum of 5,555,555 and up to 22,222,222 units (each, a “Unit”) at a price of $0.18 per Unit for gross proceeds of a minimum of $1,000,000 and up to $4,000,000.  Each Unit consists of one common share of the Company (each, a “Share”) and one-half of one share purchase warrant (each whole warrant, a “Warrant”). One Warrant entitles the holder thereof to purchase one additional Share of the Company at a price of $0.36 per Share for a period of three years from closing of the Offering, subject to an acceleration provision such that in the event that the Shares have a closing price on the TSX Venture Exchange (the “Exchange”) of greater than $0.45 per Share for a period of 10 consecutive trading days at any time after four months and one day from the closing of the Offering, RepliCel may accelerate the expiry date of the Warrants by giving notice to the holders thereof and, in such case, the Warrants will expire on the 30th day after the date on which such notice is given to the holder.  Insiders may participate in the Offering.

Finders’ fees may be payable in connection with the Offering in accordance with the policies of the Exchange.

All securities issued in connection with the Offering will be subject to a statutory hold period expiring four months and one day after closing of the Offering. Completion of the Offering is subject to the approval of the Exchange. Any participation by insiders in the Offering will constitute a related party transaction under Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions (“MI 61-101”) but is expected to be exempt from the formal valuation and minority shareholder approval requirements of MI 61-101.

The aggregate gross proceeds from the sale of the Offering will be used for general working capital.

None of the securities sold in connection with the Offering will be registered under the United States Securities Act of 1933, as amended, and no such securities may be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About RepliCel Life Sciences

RepliCel is a regenerative medicine company focused on developing cell therapies for aesthetic and orthopedic conditions affecting what the Company believes is approximately one in three people in industrialized nations, including aging/sun‐damaged skin, pattern baldness, and chronic tendon degeneration. These conditions, often associated with aging, are caused by a deficit of healthy cells required for normal tissue healing and function. These cell therapy product candidates are based on RepliCel’s innovative technology, utilizing cell populations isolated from a patient’s healthy hair follicles.

The Company’s product pipeline is comprised of RCT-‐01 for tendon repair, RCS-‐01 for skin rejuvenation, and RCH-‐01 for hair restoration. RCH-‐01 is exclusively licensed in Asia to Shiseido Company and Shiseido is currently testing the product in Japan. RepliCel maintains the rights to RCH-‐01 for the rest of the world. RCT-‐01 and RCS-‐01 are exclusively licensed in Greater China to YOFOTO (China) Health Company.  RepliCel and YOFOTO are currently co‐developing these products in China. RepliCel maintains the rights to these products outside of Greater China.

RepliCel has also developed a proprietary injection device, RCI-‐02, and related consumables, which is expected to improve the administration of its cell therapy products and certain other injectables. YOFOTO has exclusively licensed the commercial rights for the RCI-‐02 device and consumables in Greater China for dermatology applications and is expected to first launch the product in Hong Kong upon it being CE marked. Please visit www.replicel.com for additional information.

For more information, please contact:
Lee Buckler, CEO and President
604-248-8693
info@replicel.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Statement Regarding Forward-Looking Statements

This news release includes certain “forward-looking statements” under applicable Canadian securities legislation that are not historical facts. Forward-looking statements involve risks, uncertainties, and other factors that could cause actual results, performance, prospects, and opportunities to differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements in this news release include, but are not limited to, statements with respect to the expectations of management regarding the proposed Offering, the expectations of management regarding the use of proceeds of the Offering, closing conditions for the Offering, the expiry of hold periods for securities distributed pursuant to the Offering, and Exchange approval of the proposed Offering. Although the Company believes that the expectations reflected in the forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct. Such forward-looking statements are subject to risks and uncertainties that may cause actual results, performance or developments to differ materially from those contained in the statements including that: the Company may not complete the Offering on terms favorable to the Company or at all; the Exchange may not approve the Offering; the proceeds of the Offering may not be used as stated in this news release; the Company may be unable to satisfy all of the conditions to the Closing; and those additional risks set out in the Company’s public documents filed on SEDAR at www.sedar.com. Although the Company believes that the assumptions and factors used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Except where required by law, the Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.